UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDEMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Family Dollar Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

3070017

(CUSIP Number)

Howard R. Levine

P.O. Box 1017

Charlotte, North Carolina, 28201

(704) 847-6961

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3070019	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Howard R. Levine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,275,844 (1)(2)(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,275,844 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,275,844 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.61% (4)
14	TYPE OF REPORTING PERSON IN

(1)	The filing of this Schedule 13D shall not be construed as an admission by Howard R. Levine (“Mr. Levine”) that he is the beneficial owner of any of the securities covered hereby for any purposes other than Section 13(d) of the Act.
(2)	Mr. Levine exercises voting and dispositive power over the 4,795,126 shares of common stock of Family Dollar Stores, Inc. held by the two trusts described in Item 6 of this Schedule 13D.
(3)	This number does not include 1,025 shares owned by Mr. Levine’s wife. Mr. Levine disclaims beneficial ownership of the shares owned by his wife.
(4)	Based on the 114,447,738 shares of common stock outstanding as of January 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 29, 2014.

This Amendment No. 7 (“Amendment No. 7”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Howard R. Levine (“Mr. Levine”) on January 29, 2010 and amended by Amendment No. 1, filed on April 11, 2011, Amendment No. 2, filed on July 28, 2014, Amendment No. 3, filed on October 24, 2014, Amendment No. 4, filed on January 28, 2015, Amendment No. 5, filed on January 30, 2015 and Amendment No. 6, filed on March 2, 2015 (as amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Family Dollar Stores, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10401 Monroe Road, Charlotte, North Carolina, 28201. Except as specifically amended and supplemented by this Amendment No. 7, all other provisions of the Schedule 13D remain in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Interest in Securities of the Issuer

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On March 3, 2015, Mr. Levine sold an aggregate of 1,835,431 shares of Common Stock. Following such sales, Mr. Levine continues to beneficially own 5,275,844 shares of Common Stock, representing approximately 4.61% of the Issuer’s Common Stock outstanding (based on 114,447,738 shares of the Issuer’s Common Stock outstanding as of January 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 29, 2014).

Mr. Levine does not have any current intention to dispose of additional shares of the Issuer’s Common Stock. However depending on market conditions, legal restrictions, and financial considerations, Mr. Levine may in the future take such actions, from time to time and at any time, with respect to his investment in the Issuer as he deems appropriate including, but not limited to, selling some or all of his holdings in the Issuer and/or otherwise changing his intention with respect to any or all of the matters referred to in Item 4 of Schedule 13D.

Mr. Levine does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or in the Merger Agreement or the Voting Agreement or as would occur upon completion of any of the actions set forth in the Merger Agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

(a), (b) As of March 4, 2015, Mr. Levine beneficially owns 5,275,844 shares, representing 4.61% of the Issuer’s Common Stock outstanding (based on 114,447,738 shares of the Issuer’s Common Stock outstanding as of January 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 29, 2014). These shares include 4,795,126 shares that are held by two trusts over which Mr. Levine exercises sole voting and dispositive power as described in Item 6 and 118,902 shares that Mr. Levine may acquire beneficial ownership of within 60 days of this report by exercising stock options that were granted to him pursuant to the Issuer’s 2006 Incentive Plan (as defined in Item 6 below). Mr. Levine has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of, all of these shares.

(c) The following table sets forth all transactions with respect to the Issuer’s Common Stock effected since the filing of Amendment No. 6 by Mr. Levine, inclusive of all transactions effected through 4:00 p.m., New York City time, on March 4, 2015. All such transactions in the table were effected in the open market through brokered sales. The prices set forth in the table do not include commissions.

Name	Date	Quantity	Price	Type
Mr. Levine	3/3/2015	1,699,450	78.50	Sale
Mr. Levine	3/3/2015	24,400	78.51	Sale
Mr. Levine	3/3/2015	7,845	78.64	Sale
Mr. Levine	3/3/2015	10,773	78.62	Sale
Mr. Levine	3/3/2015	8,417	78.63	Sale
Mr. Levine	3/3/2015	200	78.65	Sale
Mr. Levine	3/3/2015	7,330	78.65	Sale
Mr. Levine	3/3/2015	5,506	78.67	Sale
Mr. Levine	3/3/2015	1,393	78.66	Sale
Mr. Levine	3/3/2015	2,256	78.68	Sale
Mr. Levine	3/3/2015	4,901	78.61	Sale
Mr. Levine	3/3/2015	12,198	78.60	Sale
Mr. Levine	3/3/2015	24,901	78.59	Sale
Mr. Levine	3/3/2015	9,087	78.58	Sale
Mr. Levine	3/3/2015	4,503	78.57	Sale
Mr. Levine	3/3/2015	100	78.62	Sale
Mr. Levine	3/3/2015	300	78.54	Sale
Mr. Levine	3/3/2015	1,302	78.55	Sale
Mr. Levine	3/3/2015	100	78.60	Sale
Mr. Levine	3/3/2015	1,298	78.56	Sale
Mr. Levine	3/3/2015	100	78.61	Sale
Mr. Levine	3/3/2015	2,841	78.69	Sale
Mr. Levine	3/3/2015	1,300	78.70	Sale
Mr. Levine	3/3/2015	400	78.79	Sale
Mr. Levine	3/3/2015	282	78.78	Sale
Mr. Levine	3/3/2015	463	78.77	Sale
Mr. Levine	3/3/2015	300	78.76	Sale
Mr. Levine	3/3/2015	738	78.75	Sale
Mr. Levine	3/3/2015	200	78.74	Sale
Mr. Levine	3/3/2015	922	78.71	Sale
Mr. Levine	3/3/2015	478	78.72	Sale
Mr. Levine	3/3/2015	430	78.73	Sale
Mr. Levine	3/3/2015	417	78.80	Sale
Mr. Levine	3/3/2015	100	78.83	Sale
Mr. Levine	3/3/2015	200	78.83	Sale

		1,835,431

(e) As a result of the transactions referred to in Item 5(c) above, on March 3, 2015, Mr. Levine ceased to be the beneficial owner of more than 5% of the Issuer’s outstanding Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2015

/s/ Howard R. Levine
Howard R. Levine